UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number: 0-12247
(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2011
☐	Transition Report on Form 10-K and Form 10-KSM
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR
For the Transition Period Ended:
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:
Southside Bancshares, Inc.

Former name if applicable:
Not Applicable

Address of principal executive office (Street and number):
1201 S. Beckham Ave

City, state and zip code:
Tyler, TX 75701

PART II
RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on for 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Southside Bancshares, Inc., (“SBSI”, “the Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2011 by the prescribed filing deadline (March 15, 2012) without unreasonable effort as explained below.  The Company expects to complete and file the Form 10-K on or before March 30, 2012.

As reported in the Company’s Current Report on Form 8-K dated March 8, 2012, the Company announced that it will restate its financial statements for each of the first three quarters of 2011.  The restatement is being made to correct for errors found subsequent to the filing of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 and subsequent to the issuance of the Company’s earnings release for the fourth quarter and year ended December 31, 2011.  The errors relate to an impairment charge for FHLB option fees at September 30, 2011, correction of values for certain investment securities recorded at fair value and the correction of the classification of the change in fair value of certain securities which should have been reflected as a component of net income for the first three quarters of 2011.  In addition, the Company will revise its 2010 financial statements in its 2011 Form 10-K to correct amounts related to the values of certain securities recorded at fair value and the incorrect classification of the change in fair value of certain securities which should have been reflected as a component of net income.

In preparing the restatement, the Company’s senior management and other key accounting, legal, and tax managers have spent a significant amount of time identifying, researching, analyzing and reviewing the errors that are being corrected.  Additionally, management has been spending a significant amount of time drafting the disclosure related to the restatement.  As a result of such additional efforts, which are relevant to the information to be included in the Form 10-K, the Company has been unable to complete its preparation and review of its Form 10-K in time to file within the prescribed time period without unreasonable effort.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Lee R. Gibson	(903)	531-7221
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☑ Yes      No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 26, 2012, the Company announced its earnings for the quarter and year ended December 31, 2011, as reported in the Company’s Current Report on Form 8-K.  The Company reported net income of $10.7 million for the quarter and $40.6 million for the year ended December 31, 2011.

The revisions to 2010 and 2011 results will have the following effects on net income:

●
Net income for the year ended December 31, 2010 as revised will decrease by approximately $400,000 as compared to the net income previously reported by the Company’s Annual  Report on Form 10-K for the year ended December 31, 2010.

●
Net income for the year ended December 31, 2011 as revised will decrease by approximately $1.5 million as compared to the net income previously reported by the Company in its earnings release issued on January 26, 2012.

Southside Bancshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2012	By:		/s/ Lee R. Gibson
		Name:	Lee R. Gibson
		Title:	Senior Executive Vice
President and
Chief Financial Officer